

March 19, 2013

Via Email
John Humphrey
Executive Vice President
  and Chief Financial Officer
Roper Industries, Inc.
6901 Professional Pkwy. East, Suite 200
Sarasota, Florida 34240

> **Re: Roper Industries, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed March 25, 2013**
> **File No. 001-12273**

Dear Mr. Humphrey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition, Liquidity and Capital Resources

1. We note that you redeemed a portion of your Senior Subordinated Convertible Notes during the year ended December 31, 2012, resulting in payment of a redemption premium of approximately $77 million. Please clarify for us the total amount of your convertible debt redemptions and the circumstances that led to the redemptions and payment of the redemption premium. Additionally clarify how you accounted for the redemption and cite any authoritative literature upon which you relied. Revise future filings as necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief